UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission file number: 001-39259

China Liberal Education Holdings Limited

7th Floor, Building 5, No. 2 Zhenxing Road,

Changping District, Beijing,

People’s Republic of China 102299

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

CONTENT

On May 30, 2025, China Liberal Education Holdings Limited (the “Company”) received notice that its securities would be suspended from trading on The Nasdaq Stock Market LLC (“Nasdaq”) on June 3, 2025, since the Company did not submit a request for an extended stay or otherwise address the delinquency in filing its annual report on Form 20-F for the fiscal year of 2024 in its written submissions to the Nasdaq Hearings Panel (the “Panel”).

As previously disclosed in its Current Reports on Form 6-K filed with the U.S. Securities and Exchange Commission (the “SEC”) for May 2025, the Company is currently pending a decision from the Panel regarding an appeal on the determination by Nasdaq’s Listings Qualifications Department (the “Staff’) to delist the Company’s securities from Nasdaq, based on public interest concerns associated with the Company’s substantial issuance of its ordinary shares in December 2024. The Company has made written submissions to the Panel and has requested a decision from the Panel based solely on written records. With regards to the additional delisting determination by the Staff based on the Form 20-F filing delinquency, the Company has not requested a stay of the suspension with the Panel or otherwise address this delinquency in its written submissions.

On June 1, 2025, the Company issued a press release with respect to the suspension titled China Liberal Education Holdings Limited Announces Suspension of Nasdaq Trading. A copy of the press release is filed as Exhibit 99.1 to this Current Report on Form 6-K and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release

2

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

China Liberal Education Holdings Limited

Date: June 2, 2025	By:	/s/ Ngai Ngai Lam
Ngai Ngai Lam
Co-Chief Executive Officer and Chairperson of the Board of Directors

3